SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             EZ Communications, Inc.
                                (Name of Issuer)


                 Class B Common Stock, $.01 per value per share
                         (Title of Class of Securities)

                                   269288-10-6
                                 (CUSIP Number)











                               (Page 1 of 6 Pages)
--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  269288-10-6             13G/A                     Page  2 of 6 Pages


    1     Name of Reporting Person:  Arthur C. Kellar
          S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

    2     Check the Appropriate Box if a Member of a Group          (a) |_|
                                                                    (b) |_|

    3     SEC Use Only


    4     Citizenship or Place of Organization

          United States of America

            Number of           5     Sole Voting Power:  0; see Item 5.
             Shares
          Beneficially          6     Shared Voting Power:  0; see Item 5.
            Owned By
               Each             7     Sole Dispositive Power:  0; see Item 5.
            Reporting
            Person With         8     Shared Dispositive Power:  0; see Item 5.

    9     Aggregate Amount Beneficially Owned by Each Reporting Person:  0;
          see Item 5.

   10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                       |_|

   11     Percent of Class Represented by Amount in Row (9):  0%; see Item 5.

   12     Type of Reporting Person:  IN



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Item 1(a).        Name of Issuer:

                  EZ Communications, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10800 Main St.
                  Fairfax, Virginia 22030

Item 2(a).        Name of Person Filing:

                  Arthur C. Kellar

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  106 Ebbtide Dr.
                  North Palm Beach, Florida 33408

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:  Class B Common Stock,
                                                 $.01 par value per share

Item 2(3).        CUSIP Number:  269288-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)    |_| Broker or dealer registered under Section 15 of
                             the Act,

                  (b)    |_| Bank as defined in Section 3(a)(6) of the Act,

                  (c)    |_| Insurance Company as defined in Section 3(a)(19)
                             of the Act,

                  (d)    |_| Investment Company registered under Section 8 of
                             the Investment Company Act,

                  (e)    |_| Investment Adviser registered under Section 203
                             of the Investment Advisers Act of1940,

                  (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d- 1(b)(1)(ii)(F),

                  (g)    |_| Parent Holding Company, in accordance with Rule
                             13d-1(b)(ii)(G); see Item 7,

                  (h)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                             Not applicable.


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



Item 4.           Ownership.

                  (a) Amount beneficially owned:  0

                  (b) Percent of class:  0%

                  (c) Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct the vote:  0

                       (ii)     Shared power to vote or to direct the vote:  0

                       (iii) Sole power to dispose or to direct the disposition of: 0

                       (iv) Shared power to dispose or to direct the disposition of: 0


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [x]

                  Pursuant to an Agreement and Plan of Merger, dated as of August 5, 1996, as amended and restated as of September 27, 1996 (the "Merger Agreement"), EZ Communications, Inc. ("EZ") merged with and into American Radio Systems Corporation, a Delaware corporation ("American"). Under the Merger Agreement, each of Mr. Kellar's shares of Class B Common Stock of EZ was converted into (i) .9 shares of American Class A Common Stock and (ii) $11.75 in cash consideration. The American Class A Common Stock acquired by Mr. Kellar pursuant to the Merger Agreement was registered under the Securities Act of 1933, as amended, by American on registration statements (File no. 333-15231 and File no. 333- 16155).

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.


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




Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.































                      [SIGNATURE APPEARS ON FOLLOWING PAGE]



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: April 30, 1997



                                           Signature: /s/ Arthur C. Kellar
                                                      Arthur C. Kellar

























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